[Letterhead of O’Melveny & Myers LLP]

Confidential Treatment Request Pursuant to 17 CFR § 200.83 and the Freedom of Information Act	OUR FILE NUMBER 0018963-001

October 30, 2009	WRITER’S DIRECT DIAL (213) 430-6100

FOIA CONFIDENTIAL TREATMENT REQUEST	WRITER’S E-MAIL ADDRESS jpmotley@omm.com
VIA EDGAR AND OVERNIGHT COURIER
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-7010

Attn:	Susan Block Attorney-Advisor

Re:	Ambassadors International, Inc. Form 10-K for the fiscal year ended December 31, 2008 Filed April 15, 2009 Preliminary Proxy Statement on Schedule 14A Filed September 28, 2009 File No. 001-01023
Ladies and Gentlemen:
     This letter and the enclosed Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) are submitted on behalf of Ambassadors International, Inc., a Delaware corporation (the “Company”), in response to the comments (the “Comments”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter delivered to the Company on October 22, 2009 regarding the Company’s filings referenced above.

O’Melveny & Myers llp

Division of Corporation Finance, October 30, 2009 - Page 2	Confidential Treatment Requested

by Ambassadors International, Inc.
     We hereby request confidential treatment for the marked portions of this letter (the “Confidential Information”) pursuant to the rules promulgated under 17 CFR § 200.83 and under the Freedom of Information Act, 5 U.S.C. 552. For reference of the Staff, we have highlighted the Confidential Information in this letter and have enclosed one copy of this letter with the Confidential Information redacted, as filed with the Commission. In accordance with the above-stated rules, each page of this letter is marked for the record with the identifying numbers and code “AB-1” through “AB-20.” We understand that, pursuant to the above-stated rules, (i) no determination as to the merits of our request for confidential treatment will be made at this time, and (ii) if the Staff receives a request for any of the information subject to this request for confidential treatment, we will be notified and provided with the opportunity to substantiate our request for confidential treatment.
     The Company’s responses to the Comments are set forth below. For the convenience of the Staff, we have restated in italics each Comment in the order provided, followed by the Company’s responses. All references to page numbers and headings in the Company’s responses correspond to the page numbers and headings in the Amended Proxy Statement.
     The changes reflected in the Amended Proxy Statement include those made in response to the Comments. The Amended Proxy Statement also includes other changes that are intended to update, clarify and render more complete the information contained in the Amended Proxy Statement.
Form 10-K
Part I, page 1
Item 1A. Risk Factors, page 10
1.	In future filings, please remove all references in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks. All material risks should be described. If risks are not deemed material, you should not reference them.

The Company advises the Staff that in its future filings it will remove all references in its risk factors to the Company discussing some, but not all, of the material risks facing the Company.
Part II, page 23
Management’s Report on Internal Control Over Financial Reporting, page 40
2.	Refer to the last sentence of the second paragraph under this heading. In future filings, please revise to clarify that you are providing management’s conclusion regarding the effectiveness of the company’s internal control over financial reporting.

O’Melveny & Myers llp

Division of Corporation Finance, October 30, 2009 - Page 3	Confidential Treatment Requested

by Ambassadors International, Inc.
The Company advises the Staff that in its future filings it will revise the last sentence of the second paragraph under “Management’s Report on Internal Control Over Financial Reporting” to clarify that the Company is providing management’s conclusion regarding the effectiveness of the Company’s internal control over financial reporting.
Part IV, page 42
Signatures, page 83
3.	Your signature page of your Form 10-K must also include the signature of your controller or principal accounting officer. If someone is signing in more than one capacity, indicate each capacity in which he or she has signed. Refer to General Instruction D.2. to Form 10-K.

The Company advises the Staff that, on April 15, 2009, the date on which the Company’s Form 10-K was filed, Mark T. Detillion was serving as the Company’s principal financial officer and principal accounting officer. The Company advises the Staff that in future filings, if someone is signing in more than one capacity, the Company will indicate each capacity in which he or she has signed.
Preliminary Proxy Statement on Schedule 14A
General
4.	Revise to discuss the rights of appraisal or similar rights of dissenters with respect to matters to be acted upon and indicate any statutory procedures required to be followed by dissenting security holders in order to perfect such rights. Refer to Item 3 of Schedule 14A.

The Company advises the Staff that as a matter of Delaware law there are no rights of appraisal or similar rights of dissenters with respect to matters to be acted upon. The Company has amended its disclosure to reflect this information in response to the Staff’s Comment. Please see the revised disclosure under the heading “General Information—Dissenters Rights or Appraisal Rights.”

5.	Please revise your filing to provide a discussion of the various economic and financial conditions affecting the company which culminated in the proposed exchange offer. Include, for example, disclosure regarding the going concern opinion from your auditors.

The Company has amended its disclosure to include the requested information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Description of the Exchange Offer—Background to the Exchange Offer.”

O’Melveny & Myers llp

Division of Corporation Finance, October 30, 2009 - Page 4	Confidential Treatment Requested

by Ambassadors International, Inc.
6.	Please add a table providing quantitative information regarding the dilution that existing stockholders will incur in the event that varying amounts of the existing notes are validly tendered and accepted in the exchange offer, including in the event that the maximum amount of notes are exchanged. Please also add disclosure regarding the varying amounts of New Notes that may be issued depending on the amount of Existing Notes that are tendered and accepted in the exchange offer.

The Company has added disclosure under the heading “Description of the Exchange Offer—Impact of the Exchange Offer” that includes a table providing quantitative information regarding (i) the dilution that the existing stockholders will incur and (ii) the amount of New Notes that will be issued in the event that varying amounts of Existing Notes are validly tendered and accepted.

The Company has also amended its disclosure under the heading “Description of the Exchange Offer—Purpose of the Exchange Offer” to add disclosure and a table showing the amounts of New Notes that may be issued, as well as the decrease in annual interest, depending on the amount of Existing Notes that are tendered and accepted in the Exchange Offer.
Background, page 4
7.	Refer to the first sentence. Clarify what the certain other associated rights are in regards to the Existing Notes.

The Company has amended its disclosure to include the requested information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Description of the Exchange Offer—Exchange Offer Overview.”

8.	Provide a brief explanation of how you determined the exchange ratio for the existing notes and the exchange consideration. Also, please describe how you calculated the price of $273.1959 of principal amount of the new notes. Refer to Item 12(a) of Schedule 14A.

The Company has amended its disclosure to include the requested information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Description of the Exchange Offer—Exchange Offer Overview.”

9.	Clarify, if true, that the exchange is not conditioned on a minimum amount of the Existing Notes to be tendered.

The Company has amended its disclosure to include the requested information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Description of the Exchange Offer—Exchange Offer Overview.”

O’Melveny & Myers llp

Division of Corporation Finance, October 30, 2009 - Page 5	Confidential Treatment Requested

by Ambassadors International, Inc.
Purpose of the Exchange Offer, page 5
10.	We note your disclosure that one of the reasons for making the Exchange Offer is to decrease your annual interest expense. Quantify, to the extent practicable, the annual interest decrease you expect if all of the notes are exchanged, if 75% of the notes are exchanged, or if only the notes held by noteholders subject to the Support Agreements are exchanged.

The Company has amended its disclosure to include the requested information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Description of the Exchange Offer—Purpose of the Exchange Offer.”

11.	Please briefly describe your ongoing restructuring, including your intentions to sell assets.

The Company has amended its disclosure to include the requested information in response to the Staff’s Comment. Please see the revised disclosure under the headings “Description of the Exchange Offer—Background to the Exchange Offer” and “Description of the Exchange Offer—Purpose of the Exchange Offer.”
Repurchase, page 5
12.	Please briefly describe the conditions that would permit holders of the Existing Notes to require you to repurchase the outstanding Existing Notes.

The Company has amended its disclosure to include the requested information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Description of the Exchange Offer—Comparison of Rights between the Existing Notes and the Common Stock—Repurchase.”
Summary of the New Notes, page 6
13.	We note your disclosure regarding the liens on the Company’s and the Subsidiary Guarantors’ assets. Please address here how the New Notes and guarantees may be impacted if you sell all of your non-Windstar Cruise related assets, as you have announced is your intention or advise.

The Company has amended its disclosure to include the requested information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Description of the Exchange Offer—Summary of the New Notes.”

O’Melveny & Myers llp

Division of Corporation Finance, October 30, 2009 - Page 6	Confidential Treatment Requested

by Ambassadors International, Inc.
Unaudited Pro Forma Financial Data, page 7
14.	In light of (i) the decline in ship values throughout your industry, (ii) the excess of the net book value of your company over its market capitalization, (iii) your operating losses from continuing operations as well as negative operating cash flow in recent periods, (iv) the substantial doubt about your ability to continue as a going concern and (v) the fact that you are offering to exchange debt and equity with a fair value that is substantially less than the carrying value of the Existing Notes, please tell us what consideration was given to further impairment of your assets, including those of Windstar Cruises. In this regard, please tell us whether or not the Exchange Offer was considered an event or a change in circumstance that indicates the carrying value of your assets may not be recoverable. If so, revise your filing to include robust note disclosure regarding the conclusions reached in your impairment analysis. If not, please tell us and revise your filing to discuss in significant detail how you arrived at your conclusion.

The Company advises the Staff that it has determined that the Exchange Offer and other developments during the quarter qualify as a triggering event under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), which provides that a long-lived asset (asset group) should be tested for recoverability whenever events or changes in circumstances (triggering events) indicate that its carrying amount may not be recoverable. As a result of this determination and because the Support Agreements were finalized and the Exchange Offer was launched in September, the Company conducted an impairment analysis of its long-lived assets, including its Majestic America Line riverboats and the Windstar Cruises asset group, for the quarter ended September 30, 2009.

Based on the results of the Company’s impairment test, an impairment of $4.25 million will be recognized related to its Majestic America Lines vessels during the third quarter ended September 30, 2009. This impairment was measured based on certain inputs, including industry trends and current market information learned during the Company’s negotiations to sell the Queen of the West. The Company has provided more information regarding the impairment to its Majestic America Lines vessels in its response to the Staff’s Comment number 33.

The Company also reviewed its Windstar Cruises asset group for impairment as of September 30, 2009. The Company’s impairment analysis included observable and unobservable inputs to estimate fair value under the market approach and income approach valuation techniques. The Company’s market approach to estimate the fair value of Windstar assets was based upon observable inputs including third-party maritime appraisal reports obtained for insurance purposes (the “Marine Appraisals”), sales of other vessels and the estimated replacement value of other vessels. Management’s best estimate of the sales price of the Windstar Cruises assets considered recent declines in ship values in the cruise industry and the manner in which the Windstar Cruise vessels are different to other cruise ships in its industry. The Windstar Cruise ships are unique in that they are small, luxury sailing vessels that competitors cannot purchase anywhere else, because they do not exist. A competitor would need to build similar ships and the replacement cost for the three ships would be far in excess of the carrying value of the vessels. The Company’s income approach to estimate the fair value of the Windstar Cruises assets included a discounted cash flow model based on unobservable inputs and a range of future probabilities. Probabilities in the discounted cash flow model included fluctuations in fuel, labor, insurance costs and other operating expenses. The Company evaluated all fair value inputs and concluded that an impairment of $27.7 million was required to reduce the carrying value of certain Windstar long-lived assets to the Company’s estimate of fair value. The impairment will be recognized during the quarter ended September 30, 2009.

O’Melveny & Myers llp
Division of Corporation Finance, October 30, 2009 - Page 7	Confidential Treatment Requested
by Ambassadors International, Inc.
The Company hereby advises the Staff with respect to the following matters related to the Marine Appraisals noted above in this response to Comment 14. The Marine Appraisals were obtained in connection with our 2009 renewal of hull insurance on the Windstar Cruise vessels. The Marine Appraisals were not valuations of the vessels, but rather, a report that compared the build costs and historical sales prices of other cruise vessels to be used in insurance negotiations. The appraisal did not include income based cash flow models associated with a valuation report. The Company received a final draft of the Marine Appraisals on September 2, 2009 and as noted above, was one of the observable inputs considered in our valuation of the Windstar asset group as of September 30, 2009. Draft copies of portions of the Maritime Appraisals were provided to us the day immediately prior to the filing of our of Quarterly Report on Form 10-Q for the period ended June 30, 2009 (“the second quarter Form 10-Q”), which was filed on August 14, 2009. At the time the information was received, the Marine Appraisals were 1) in draft form and not provided in their entirety, 2) not deemed to be a complete assessment of the asset group’s fair value under generally accepted accounting principles given the valuation methodologies and supporting information regarding the calculations used to determine appraised value, and 3) deemed not to have a potential impact on the carrying value of the Company’s assets given the Company’s evaluation and assessment under SFAS 144 for the period ended June 30, 2009. Accordingly, the Company has determined that the receipt of the draft portions of the Marine Appraisals did not require disclosure pursuant to SFAS 165—Subsequent Events in the notes to the financial statements included in the second quarter Form 10-Q.

15.	We note that you intend to account for the exchange as a troubled debt restructuring. However, only those Existing Notes tendered are eligible for troubled debt restructuring under SFAS 15. In this regard, if less than 100% of your Existing Notes are tendered, it is possible that you would continue to have a substantial amount of debt, and your settlement gain as well as interest expense could be materially different. As such, please provide additional pro forma presentations that give effect to the range of possible results as required by Rule 11-02(b)(8) of Regulation S-X.

In response to the Staff’s Comment, the Company has provided additional pro forma presentations to reflect the effects of the Exchange Offer if (i) 75% of the Existing Notes are tendered and (ii) 59.5% of the Existing Notes are tendered, in addition to the pro forma financial information previously provided to reflect the Exchange Offer if 100% of the Existing Notes are tendered. Please see the revised disclosure under the heading “Description of the Exchange Offer—Unaudited Pro Forma Financial Data.” The Company also added two columns to the capitalization table under “Description of the Exchange Offer—Impact of the Exchange Offer on the Company’s Capitalization” to reflect the two scenarios if 75% or 59.5% of the Existing Notes are tendered.

O’Melveny & Myers llp
Division of Corporation Finance, October 30, 2009 - Page 8	Confidential Treatment Requested
by Ambassadors International, Inc.
16.	Your pro forma information only gives effect to those adjustments that are directly attributable to the Exchange Offer. However, Rule 11-01(a)(8) of Regulation S-X indicates you should include, in your pro forma financial statements or notes thereto, any other events or transactions (not directly attributable to the Exchange Offer) that have occurred or are probable for which disclosure of pro forma financial information would be material to investors, such as the disposition of the Cypress Re re-insurance business and the pending sale of the Queen of the West. In this regard, please note that pro forma information with respect to the Exchange Offer should be clearly distinguished from any other pro forma information required by Article 11. In particular, we suggest you include a subtotal pro forma column that solely gives effect to the Exchange Offer and is separate from the other pro forma information. Please also refer to the last sentence of Instruction 6 to Rule 11-02(b) of Regulation S-X.

The Company has revised its unaudited pro forma financial information in response to the Staff’s Comment to reflect events or transactions that have occurred or are probable for which the Company believes disclosure would be material to its stockholders. Specifically, the Company reflected the following four events in its revised unaudited pro forma financial information:
•	An impairment charge of $4.25 million to the Company’s Majestic America Line vessels, which reflects an impairment charge of * to the Queen of the West and * to the Columbia Queen, as detailed in the response to the Staff’s Comment number 33 below;

•	An impairment charge of $27.7 million to the Company’s Windstar Cruises assets;

•	A loss of $1.3 million as a result of the Company’s assignment of the Company’s Cypress Re business; and

•	A gain of $1.0 million for an expected insurance receivable for a business interruption claim related to a sailing accident involving one of the Majestic America Line vessels in 2007.
The Company has clearly identified the effects of the transactions that are related solely to the Exchange Offer and the effects of the transactions not related to the Exchange Offer, as required by the last sentence of Instruction 6 to Rule 11-02(b) of Regulation S-X. The Company presents only adjustments related to the Exchange Offer in the unaudited pro forma financial statements. The effects of significant transactions and events not related to the Exchange Offer are presented in the notes to the unaudited pro forma financial statements. Please see the revised disclosure under the heading “Description of the Exchange Offer—Unaudited Pro Forma Financial Data.”

*	Information omitted and provided under separate cover to the Staff pursuant to 17 CFR § 200.83.

O’Melveny & Myers llp
Division of Corporation Finance, October 30, 2009 - Page 9	Confidential Treatment Requested
by Ambassadors International, Inc.
Notes to Unaudited Pro-Forma Consolidated Financial Information
Note 2
17.	It appears the settlement gain or loss may be impacted by variances in your share price between September 4, 2009 and the date of consummation of the Exchange Offer. In this regard, we suggest you consider providing a sensitivity table for the range of possible results. See Rule 11-02(b)(8) of Regulation S-X.

The Company agrees with the Staff that a component of the settlement gain or loss for the Exchange Offer will be determined based on the share price as of the date the Exchange Offer is consummated in accordance with paragraph 28 of Statement of Financial Accounting Standard (“SFAS”) No. 15 (as amended), Accounting by Debtors and Creditors for Troubled Debt Restructurings. The Company has therefore added a sensitivity table in response to the Staff’s Comment following each of the pro forma presentations. The sensitivity table reflects two share prices above and below the share price of $0.43, which was the closing price of the Company’s common stock on September 4, 2009, the date on which it entered the Support Agreements with three holders of the Existing Notes. Please see the revised disclosure under the heading “Description of the Exchange Offer—Unaudited Pro Forma Financial Data.”
Proposal One, page 11
Reason for Request, page 11
18.	Please tell us why you have not undertaken a separate analysis of the respective values of Existing Notes, New Notes and Common Stock that will be the subject of the Exchange Offer.

The Company advises the Staff that it does not believe that it is an appropriate use of its resources to undertake a separate analysis of the respective values of Existing Notes, New Notes and Common Stock or to pay an investment bank or other valuation firm to do so given its financial condition, the various issues facing its business and the current economic environment in circumstances where NASDAQ has advised the Company that stockholder approval should be obtained in connection with the Exchange Offer pursuant to the “change in control” provisions of NASDAQ Marketplace Rule 5635(b) (as you may know, NASDAQ generally characterizes a transaction whereby an investor or group of investors acquires, or obtains the right to acquire 20% or more of the voting power of an issuer on a post-transaction basis as a “change of control” for purposes of Rule 5635(b)).

The Company advises the Staff that its board of directors held numerous meetings to consider and discuss the merits of, and various issues relating to, the Exchange Offer and various other deleveraging and/or restructuring transactions over a significant period of time (as well as the other issues facing the Company in light of its financial condition and the economic environment globally and in the industries in which the Company has operated during such time). The terms of the Exchange Offer are the result of arm’s length negotiations with each of the counterparties to the Support Agreements. The Company’s board of directors, with the assistance of its management and advisors, determined that the Exchange Offer is in the best interests of the Company.

O’Melveny & Myers llp
Division of Corporation Finance, October 30, 2009 - Page 10	Confidential Treatment Requested
by Ambassadors International, Inc.
The Company considered retaining various financial, legal, restructuring and other advisors at various times. The Company’s board of directors determined that it could adequately assess the restructuring alternatives available to the Company without retaining a financial advisor and incurring additional costs. As stated above, the Company’s board of directors did not believe a valuation of the Existing Notes, New Notes and Common Stock was necessary for purposes of complying with the NASDAQ Marketplace Rules because NASDAQ has advised the Company that stockholder approval should be obtained with respect to NASDAQ Marketplace Rule 5635(b) and such Rule does not require a determination of the value of the consideration received or provided in the Exchange Offer.
Stockholders Will Face Significant Dilution, page 12
19.	Please disclose here the total number of authorized shares and the number of shares issued and outstanding before the exchange offer.

The Company has amended its disclosure to include the requested information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Proposal One—Impact on Stockholders of Approval or Disapproval of this Proposal—Stockholders will face significant dilution as a result of the proposed issuance of additional Common Stock as Exchange Consideration.”

20.	Refer to the third sentence. Please clarify or disclose the other consequences you are referring to.

The Company has amended its disclosure to clarify its disclosure in response to the Staff’s Comment. Please see the revised disclosure under the heading “Proposal One—Impact on Stockholders of Approval or Disapproval of this Proposal—Stockholders will face significant dilution as a result of the proposed issuance of additional Common Stock as Exchange Consideration.”
Certain Holders of Our Existing Notes, page 12
21.	Consider expanding the discussion here to provide shareholders a better sense of what control by a few significant shareholders that may also have director designees on the Board may mean for them. For example, they may be able to influence corporate decisions regarding selling assets, restructuring debt or the issuance of more stock.

The Company has amended its disclosure to include the requested information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Proposal One—Impact on Stockholders of Approval or Disapproval of this Proposal—Certain holders of our Existing Notes will have a director designee on our Board of Directors and may exercise significant influence over the Company and their interests may conflict with the interests of other stockholders.”

O’Melveny & Myers llp
Division of Corporation Finance, October 30, 2009 - Page 11	Confidential Treatment Requested
by Ambassadors International, Inc.
The indenture for the New Notes, page 13
22.	Please disclose the minimum cash balance that you will be required to maintain if you enter into a Working Capital Facility.

The Company has amended its disclosure to include the requested information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Proposal One—Impact on Stockholders of Approval or Disapproval of this Proposal—The indenture for the New Notes contains restrictive covenants that may limit our ability to operate our business and creates a risk of default.”
We May Not Be Able To Enter Into the Working Capital Facility, page 13
23.	Please address here whether you still need additional sources of cash in the immediate future in order to fund your current operations.

The Company has amended its disclosure to include the requested information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Proposal One—Impact on Stockholders of Approval or Disapproval of this Proposal—We may not be able to enter into the Working Capital Facility on satisfactory terms or at all and other alternative borrowing options may not be available to us.”
Provisions of the New Notes, page 13
24.	Please expand the discussion here to disclose which provisions you are referring to and the “other circumstances” that may make it more difficult for a third party to acquire you.

The Company has amended its disclosure as requested. Please see the revised disclosure under the heading “Proposal One—Impact on Stockholders of Approval or Disapproval of this Proposal—Provisions of the New Notes could discourage an acquisition of us by a third party.”
Certain Material U.S. Federal Income Tax Considerations, page 14
25.	Please delete the word “certain” from the heading and first sentence of the introductory paragraph. Clarify that you discuss each material federal income tax consequence.

The Company has amended its disclosure as requested. Please see the revised disclosure under the heading “Proposal One—Material U.S. Federal Income Tax Considerations.” The Company has advised us that it believes it has discussed each material federal income tax consequence.

O’Melveny & Myers llp
Division of Corporation Finance, October 30, 2009 - Page 12	Confidential Treatment Requested
by Ambassadors International, Inc.
Vote Required, page 16
26.	Please disclose if the noteholders subject to the Support Agreements have agreed to vote their outstanding pre-transaction common shares in favor of the proposal and, if so, the percentage of the outstanding pre-transaction shares they own.

The Company has amended its disclosure to include the requested information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Proposal One—Vote Required and Board of Directors’ Recommendation.”
Where You Can Find Additional Information, page 19
27.	Refer to the sixth paragraph. Please confirm you have listed all the documents that you are incorporating by reference or revise to clearly identify the document(s) you are incorporating by reference. In this regard, please clearly state whether you are incorporating by reference the information in the seventh paragraph.

The Company advises the Staff that it has listed all the documents that it is incorporating by reference in the bullet points under the heading “Where You Can Find Additional Information.” The Company has amended its disclosure to reflect this information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Where You Can Find Additional Information.”

28.	Please refer again to the sixth paragraph. Please clarify which documents and financial information is being delivered with this proxy statement. Refer to Item 13(b)(2) of Schedule 14A.

The Company advises the Staff that it is delivering with the proxy statement all the documents that it is incorporating by reference into the proxy statement. The Company has amended its disclosure to reflect this information in response to the Staff’s Comment. Please see the revised disclosure under the heading “Where You Can Find Additional Information.”

O’Melveny & Myers llp

Division of Corporation Finance, October 30, 2009 - Page 13	Confidential Treatment Requested

by Ambassadors International, Inc.
Form 8-K filed on September 25, 2008
Exhibit 99.2
Financial Statements for the Year Ended December 31, 2008
Note 1- Description of the Company and Summary of Significant Accounting Policies
29.	We note that, on January 27, 2009, you leased the Delta Queen for use as a fixed location boutique hotel, restaurant and bar. In this regard, please provide us with a summary of the lease terms, your accounting methodology for this lease, and how amounts related to this lease are reflected in your financial statements. Also, tell us how the monthly lease payment compares to the monthly depreciation charge for the underlying vessel and how the expected residual value of this vessel at the end of the lease term compares to the projected carrying value of this vessel at that time.

The Company advises the Staff that the significant lease terms for the Delta Queen are as follows:

•	Term. A term of two (2) years with an automatic renewable option for one (1) year unless terminated by either party with 90 days’ advanced notice;

•	Rental Payments. Contingent rentals based on 10% of gross revenues from all operations, excluding sales and excise taxes.

•	Covenants. Lessee is required to maintain adequate insurance appropriate for intended use.
Because the lessee was not able to obtain adequate insurance coverage until June 2009, retail operations on the Delta Queen did not commence until that time. The first reporting of gross revenues by the lessee of the Delta Queen occurred in September 2009. The Company’s rental income, based on 10% of the lessee’s gross revenues, was $29,000 for the first three months of operations and will be recorded in the Company’s statement of operations for the three and nine months ended September 30, 2009. Based on the first three months of operations, the current monthly lease payment to the Company for the Delta Queen is below the monthly depreciation charge of $80,000 for the vessel.

Because of the contingent nature of the future rental payments, the Company advises the Staff that it has not performed an analysis to compare the expected residual value of the vessel at the end of the lease term to the projected carrying value of the vessel at that time.

The terms of the lease do not provide a bargain purchase option or a transfer of ownership at the end of the lease term. The Company accounts for the lease in accordance with SFAS No. 13, Accounting for Leases. Rental receipts are recorded in operating revenues in the Company’s statement of operations.

O’Melveny & Myers llp
Division of Corporation Finance, October 30, 2009 - Page 14	Confidential Treatment Requested
by Ambassadors International, Inc.
Note 2- Business Acquisitions and Investments
Windstar Cruises
30.	We note that $89.5 million of the purchase price with respect to your acquisition of Windstar Cruises was allocated to Vessels and Equipment. Please tell us how you determined the fair value for each vessel and provide us with the amount allocated to each vessel at the time of acquisition as well as the current carrying value of each vessel. Also, it is not clear how you arrived at the conclusion that no subsequent impairment is necessary in relation to these vessels. In this regard, with respect to your impairment analysis at December 31, 2008, please tell us how you addressed (i) the decline in ship values throughout your industry, (ii) the excess of the net book value of your company over its market capitalization, (iii) your operating losses from continuing operations as well as negative operating cash flow during 2008, and (iv) the substantial doubt about your ability to continue as a going concern.

The Company advises the Staff that the total consideration given by the Company for Windstar was $100.6 million and of that purchase price, $89.5 million was allocated to the three vessels. The $89.5 million was apportioned to each vessel based on a third-party fair market value appraisal of the individual vessels. The following values were allocated to each vessel at the time of acquisition: (i) Windsurf: *, (ii) Windspirit: * and (iii) Windstar: *.
As of December 31, 2008, the Company completed its annual impairment analysis in accordance with SFAS 144. The Company calculated the future undiscounted cash flows for its Windstar Cruises assets to determine if the carrying value of the asset group was recoverable. The undiscounted cash flows exceeded the carrying value of the asset group. Because the assets did not fail the recoverability test, the Company determined that no impairment charge was necessary as of December 31, 2008. The Company advises the Staff that in calculating the undiscounted cash flows, it considered, among other things, historic results, the segment of the cruise industry in which the vessels operate, as well as the then-existing economic environment, in developing what it believes to be conservative cash flow projections.

*	Information omitted and provided under separate cover to the Staff pursuant to 17 CFR § 200.83.

O’Melveny & Myers llp
Division of Corporation Finance, October 30, 2009 - Page 15	Confidential Treatment Requested
by Ambassadors International, Inc.
In response to the Staff’s Comment about the significance of the decline in ship values in the Company’s industry, the Company advises the Staff that the Windstar Cruises vessels are different from other cruise ships in its industry. The Windstar Cruise ships are unique in that they are small, luxury sailing vessels that competitors cannot purchase anywhere else, because they do not exist. A competitor would need to build similar ships and the replacement cost for the three ships would be far in excess of the carrying value of the vessels. Windstar Cruises also focuses on high income customers seeking an experience that is higher quality than the Company’s larger cruise ship competitors. As a result, the Company believes Windstar Cruises, although impacted by the economic downturn, is less susceptible to the current economic environment than its larger cruise ship competitors.

In response to the Staff’s Comment about the significance of the Company’s operating losses from continuing operations as well as negative operating cash flow during 2008, the Company advises the Staff that, of the $20.1 million loss from continuing operations in 2008, $19.1 million of the operating loss was generated by the Cruise division, of which Majestic America Lines incurred a $20.2 million operating loss and Windstar Cruises had operating income of $1.1 million. The Company advises the Staff that it considered the Windstar Cruises 2008 operating income, among other factors, in preparing its undiscounted cash flow analysis in accordance with SFAS 144.

In response to the Staff’s Comment about the significance of the excess of the Company’s net book value over its market capitalization, the Company advises the Staff that it believes that its market capitalization was not indicative of the fair value of its assets but rather indicative of a balance sheet that needed to be restructured at a time of severe economic stress and turmoil in financial markets in which a company’s stock prices were not always directly correlated to the fair value of the assets of such company.

In response to the Staff’s Comment about the significance of the substantial doubt about the Company’s ability to continue as a going concern, the Company advises the Staff that it does not believe that the poor financial performance of the Company’s various businesses during 2008 which led to doubt about the Company’s ability to continue as a going concern indicate an impairment to the carrying value of the Windstar Cruises asset group. The Company advises the Staff that it believes that the financial performance of only one of its businesses was relevant to a determination of the fair value of the Windstar Cruises asset group and that was the Windstar Cruises business, which had operating income of $1.1 million during a period of severe economic downturn.

In summary, therefore, the Company wishes to advise the Staff that the Company completed its annual impairment analysis as of December 31, 2008 in full compliance with SFAS 144 and that it considered all factors necessary to conducts its annual impairment analysis both in accordance with SFAS 144 and consistent with all applicable accounting literature related thereto.

O’Melveny & Myers llp
Division of Corporation Finance, October 30, 2009 - Page 16	Confidential Treatment Requested
by Ambassadors International, Inc.
Note 10- Other Income (expenses), net
31.	Pursuant to SFAS 144 and footnote 68 to SAB 104, the $7 million loss on disposal of assets should have been included in the determination of your loss from continuing operations for the year ended December 31, 2008. Accordingly, please revise the 2008 financial statements included in your Form 8-K filed on September 25, 2009, and consider the need to revise the financial statements included in your 2008 Form 10-K.

The Company advises the Staff that in response to the Staff’s Comment, the Company, on the date hereof, filed an amendment to its Form 8-K filed on September 25, 2009. The amendment reflects the reclassification of a $7 million loss on the disposal of two Majestic America Line vessels from “Other income and expense” to “Operating loss from continuing operations.” This reclassification resulted in an increase in “Operating loss from continuing operations” of $7 million to $20.1 million.

Form 10-Q for the quarterly period ended June 30, 2009
Part I- Financial Statements
Note 3- Impairment, page 12
32.	We note that you considered external valuations of certain Majestic America Line vessels in performing your impairment analysis of the Majestic America Line vessels as of June 30, 2009. In this regard, please provide us with a summary of your impairment analysis, including the fair value assessment for each vessel.

During the three months ended June 30, 2009 the Company entered into negotiations with a buyer for the sale of the Queen of the West at an amount less than the * carrying amount of the vessel. These negotiations were determined by the Company to be an event or indicator of possible impairment as defined under SFAS 144 and required the Company to review the Majestic America Lines asset group for impairment. Because none of the riverboats in the Majestic America Lines fleet were operating and generating positive cash flows at June 30, 2009, the Company determined that the carrying value of the asset group was not recoverable. In accordance with SFAS 144, the Company estimated the fair value of each Majestic America Lines vessel. The following summarizes the Company’s fair value analysis by vessel.

Queen of the West

At June 30, 2009, the Company identified two observable inputs to estimate the fair value of the Queen of the West. The Company considered a proposed purchase offer of * as one observable measurement of fair value. However, at the time of the filing of the Company’s quarterly report for the three months ended June 30, 2009, the potential buyer had withdrawn its bid for the vessel and the Company had never executed a definitive agreement with the potential buyer. The Company also had obtained a third party appraisal on the vessel in the second quarter of 2009 in connection with the riverboat being pledged as collateral for the Company’s credit card processing agreement. The third party appraisal valued the vessel within a range of * to *. As a result of these events, management assessed the fair value of the riverboat as of June 30, 2009 at *, a mid-point between the withdrawn purchase offer and the appraised value. The fair value determination of * for the Queen of the West resulted in an impairment charge of * in the second quarter of 2009 from its carrying value of *.

*	Information omitted and provided under separate cover to the Staff pursuant to 17 CFR § 200.83.

O’Melveny & Myers llp
Division of Corporation Finance, October 30, 2009 - Page 17	Confidential Treatment Requested
by Ambassadors International, Inc.
Columbia Queen

As with the Queen of the West, the Company identified two observable inputs to estimate the fair value of the Columbia Queen. Because the Columbia Queen is similar in size, condition and market sales potential to the Queen of the West, the Company considered the proposed purchase offer for the Queen of the West as one measurement of the Columbia Queen‘s fair value. The Company had also obtained a third party appraisal on the Columbia Queen because it too had been proposed as collateral with a bank as part of the Company’s credit card processing agreement. The third party appraisal valued the vessel within a range of * to *. As a result of these observable inputs, management assessed the fair value of the riverboat as of June 30, 2009 at *, a mid point between the withdrawn purchase offer for the Queen of the West, which was deemed to be a similar vessel, and the appraised value. The fair value determination of * for the Columbia Queen resulted in an impairment charge of * in the second quarter of 2009 from its carrying value of *.

Delta Queen

The Company had entered into an operating lease for the Delta Queen. As the Company discusses in response to the Staff’s Comment number 29, however, the future rentals were contingent in nature and no rental income had been realized by the Company as of June 30, 2009. The Company had, though, received an offer to purchase this vessel for * in October 2009. As a result of this offer which management considered an observable input in the Company’s fair value estimate and management’s judgment as to fair value, management assessed the June 30, 2009 fair value of the Delta Queen at *.

Mississippi Queen

Management estimated the fair value of the Mississippi Queen as of June 30, 2009 at *. Management determined this amount as the fair value of the riverboat because the ship is not currently in operating condition and * was estimated to be the recoverable value from a potential buyer willing to refurbish the vessel. The determination of fair value was based on observable and unobservable inputs including the sales price of similar vessels in prior periods, management’s best estimate of the costs required to restore the vessel to operating condition, and the recoverable or salvage value of the vessel in its present condition. The fair value determination of * for the Mississippi Queen resulted in an impairment charge of * in the second quarter of 2009 from its carrying value of *.

*	Information omitted and provided under separate cover to the Staff pursuant to 17 CFR § 200.83.

O’Melveny & Myers llp
Division of Corporation Finance, October 30, 2009 - Page 18	Confidential Treatment Requested
by Ambassadors International, Inc.
Contessa

Management estimated the fair value of the Contessa as of June 30, 2009 at *. Included in management’s estimation of fair value were observable and unobservable inputs including sales prices of similar vessels in prior periods and management’s best estimate of the sales price of the vessel based on its condition, size and marketability as of June 30, 2009. The fair value determination of * for the Contessa resulted in an impairment charge of * in the second quarter of 2009 from its carrying value of *.

A summary of the impairment analysis for the Majestic America Lines fleet is shown in the table below.

	Estimated Fair Value as of	Impairment Charge for
Ship	June 30, 2009	Quarter Ended June 30, 2009
Queen of the West	*	*
Columbia Queen	*	*
Delta Queen	*	*
Mississippi Queen	*	*
Contessa	*	*
33.	Additionally, in your Form 8-K filed September 17, 2009, you indicate that you entered into a definitive agreement to sell the Queen of the West. Please provide us with the agreed-upon sales price. Also, if the fair value assessment of the Queen of the West was materially different than the agreed-upon sales price, please provide us with an explanation for the difference and tell us whether or not you believe any such difference is an indication of potential differences between the current value of other Majestic America Line vessels and the fair value assessments used in your interim impairment analysis.

The Company advises the Staff that it entered into an agreement on September 16, 2009 to sell the Queen of the West for *. The sale is expected to close in the fourth quarter of 2009.

As a result of the recent agreement to sell the Queen of the West at a value lower than previously expected in the second quarter and the Company’s current strategy to divest all Majestic America Line vessels in an orderly fashion, the Company determined that a trigger, or event, occurred in the third quarter of 2009 that requires the Company to perform an impairment analysis of all Majestic America Line assets. The Company’s impairment analysis in the third quarter of 2009 resulted in write-downs of $4.25 million to the Majestic America Line assets. The Company has disclosed this impairment charge in the notes prior to the presentation of its unaudited pro forma financial statements, as discussed in response to the Staff’s Comment number 16, and will reflect the charges in the Company’s Quarterly Report for the three months ended September 30, 2009.

*	Information omitted and provided under separate cover to the Staff pursuant to 17 CFR § 200.83.

O’Melveny & Myers llp
Division of Corporation Finance, October 30, 2009 - Page 19	Confidential Treatment Requested
by Ambassadors International, Inc.
Specifically, the Company has five riverboats in its Majestic America Line fleet. The Company will recognize an impairment of * to the Queen of the West as a result of entering into the agreement to sell that vessel on September 16. The Company also determined it should recognize an impairment of * to the Columbia Queen, which is similar in size, condition and market sales potential to the Queen of the West. The Company conducted a further evaluation of the remaining three vessels in the Majestic America Line business. The Company concluded that the carrying value of these three vessels as of September 30, 2009 approximated or exceeded their fair values and no impairment charge was required. Unlike the Columbia Queen, the Delta Queen, Mississippi Queen, and Contessa are not similar in size, condition and market sales potential to the Queen of the West. For example, the Delta Queen is not licensed to sail, the Mississippi Queen is not in operating condition and the Contessa is a much smaller vessel which, as a result, delivers smaller revenue per sail and, therefore, has lower market sales potential. Management’s estimate of the fair value of the Delta Queen, Mississippi Queen, and Contessa as of September 30, 2009 is unchanged from the determination of fair value as of June 30, 2009. In estimating the fair value of these vessels, management considered the current economic environment of the riverboat segment of the cruise industry and concluded that there was no new evidence to suggest a further decline in fair value during the quarter.

* * *
The Company has authorized us to advise the Staff that it hereby acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*	Information omitted and provided under separate cover to the Staff pursuant to 17 CFR § 200.83.

O’Melveny & Myers llp
Division of Corporation Finance, October 30, 2009 - Page 20	Confidential Treatment Requested
by Ambassadors International, Inc.
     We appreciate the Staff’s Comments and request the Staff contact me at (213) 430-6100, Dave Johnson at (310) 246-6816 or Mark T. Detillion, Chief Financial Officer of the Company, at 2101 4th Avenue, Suite 210, Seattle, Washington 98121 or (206) 292-9606 with any questions or comments regarding this letter.

Sincerely,
/s/ John-Paul Motley
John-Paul Motley
of O'MELVENY & MYERS LLP

Enclosures

cc:	Arthur A. Rodney Mark T. Detillion David J. Johnson, Jr., O’Melveny & Myers LLP Robert T. Plesnarski, O’Melveny & Myers LLP